Exhibit 99.1

For Immediate Release For Details Contact: Ed Richardson Chairman and Chief Executive Officer Richardson Electronics, Ltd. Phone: (630) 208-2340 E-mail: info@rell.com	Corporate Headquarters 40W267 Keslinger Road PO Box 393 LaFox, IL 60147-0393 USA Phone: (630) 208-2200 Fax: (630) 208-2550

Richardson Reports First Quarter Fiscal 2008 Results

LaFox, IL, Wednesday, October 10, 2007: Richardson Electronics, Ltd. (NASDAQ: RELL), a global provider of engineered solutions used in the RF, Wireless & Power Conversion; Electron Device; and Display Systems markets, today reported its first quarter results for the period ended September 1, 2007. Sales in the first quarter of fiscal 2008 were $129.5 million down from $139.4 million in the first quarter last year. Gross margin improved to 25.2% in the quarter as compared with 24.6% in the first quarter of fiscal 2007. The Company had a net loss of $0.4 million in the first quarter of fiscal 2008, or $0.02 per diluted common share, as compared to a net loss of $1.1 million, or $0.06 per diluted common share, last fiscal year. The net loss in the first quarter of fiscal 2008 included a charge of $0.6 million associated with the extinguishment of the Company’s credit facility on July 27, 2007.

“While sales fell short of our expectations during the first quarter, we are optimistic of the prospects for operating performance improvement during the remainder of fiscal 2008,” said Edward J. Richardson, Chairman, Chief Executive Officer and President. “We are encouraged by the strengthening of our gross margins during the first quarter of fiscal 2008.”

Other Financial Highlights:

•	Sales by Business Unit:

•

Sales for RF, Wireless & Power Division were $84.3 million in the first quarter of fiscal 2008, down 7.7% as compared to last year, due primarily to a decrease in demand for network access, infrastructure, and passive/interconnect products, which was partially offset by an increase in demand for power conversion products.

•	Sales in the Electron Device Group were essentially flat at $24.6 million.

•	Sales in the Display Systems Group were 11.2% lower for the first quarter of fiscal 2008 at $19.4 million due to lower sales of medical monitors and a decline in project business for custom displays.

•	Sales by Geography:

•	Sales in Europe increased 1.8% to $34.2 million due to sales growth in wireless, power conversion, and display systems products.

•

Asia/Pacific sales declined to $38.1 million during the first quarter of fiscal 2008, a 3.5% decrease over the prior year, due to a decline in sales for network access and wireless infrastructure products, partially offset by an increase in sales for power conversion products.

•	Sales in North America decreased 12.5% to $52.8 million in the first quarter of fiscal 2008 mainly due to a decline in display system and wireless products.

•	Sales in Latin America decreased 17.7% to $4.1 million in the first quarter of fiscal 2008.

•	Gross profit declined to $32.6 million in the first quarter of fiscal 2008 as compared with $34.4 million last year.

•	SG&A expenses decreased slightly to $30.0 million during the first quarter of fiscal 2008 as compared with $30.3 million in the same period last year.

•	Operating income was $2.7 million in the first quarter of fiscal 2008.

On Thursday, October 11, 2007 at 9:00 a.m. CDT, Mr. Edward J. Richardson, Chairman and Chief Executive Officer, will host a conference call to discuss the Company’s first quarter financial results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 866-814-8470 approximately five minutes prior to the start of the call. A replay of the call will be available from 12:30 p.m. on October 11, 2007 through January 9, 2008. The telephone numbers for the replay are (USA) 800-475-6701 and (International) 320-365-3844; access code 889789.

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the most recently ended fiscal year. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of “Engineered Solutions,” serving the RF, Wireless & Power Conversion; Electron Device; and Display Systems markets. The Company delivers engineered solutions for its customers’ needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available on the World Wide Web at http://www.rell.com/investor.asp.

Richardson Electronics, Ltd.

Condensed Consolidated Statement of Operations

(Unaudited)(in thousands, except per share amounts)

	Three months ended
Statements of Operations	September 1, 2007	September 2, 2006
Net sales	$129,465	$139,437
Cost of sales	96,827	105,085

Gross profit	32,638	34,352
Selling, general, and administrative expenses	29,966	30,313
(Gain) loss on disposal of assets	1	(19)

Operating income	2,671	4,058

Other (income) expense:
Interest expense	2,676	1,610
Investment income	(371)	(77)
Foreign exchange loss	444	387
Retirement of long-term debt expenses	—	2,540
Other, net	(1)	14

Total other expense	2,748	4,474

Loss from continuing operations before income taxes	(77)	(416)
Income tax provision	314	392

Loss from continuing operations	(391)	(808)
Income (loss) from discontinued operations, net of provision for income tax of $16 and $792, respectively	31	(291)

Net loss	$(360)	$(1,099)

Net loss per common share – basic:
Loss from continuing operations	$(0.02)	$(0.05)
Income (loss) from discontinued operations	0.00	(0.01)

Net loss per common share – basic	$(0.02)	$(0.06)

Net loss per Class B common share – basic:
Loss from continuing operations	$(0.02)	$(0.04)
Income (loss) from discontinued operations	0.00	(0.02)

Net loss per Class B common share – basic	$(0.02)	$(0.06)

Net loss per common share – diluted:
Loss from continuing operations	$(0.02)	$(0.05)
Income (loss) from discontinued operations	0.00	(0.01)

Net loss per common share – diluted	$(0.02)	$(0.06)

Net loss per Class B common share – diluted:
Loss from continuing operations	$(0.02)	$(0.04)
Income (loss) from discontinued operations	0.00	(0.02)

Net loss per Class B common share – diluted	$(0.02)	$(0.06)

Weighted average number of shares:
Common shares - basic	14,840	14,400

Class B common shares - basic	3,048	3,093

Common shares - diluted	14,840	14,400

Class B common shares - diluted	3,048	3,093

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the First Quarter of Fiscal 2008 and 2007

(Unaudited, in thousands)

By Business Unit:
	Net Sales			Gross Profit
First Quarter	FY 2008	FY 2007	% Change	FY 2008	GP% of Sales	FY 2007	GP% of Sales
RF, Wireless & Power Division	$84,306	$91,332	(7.7%)	$20,372	24.2%	$21,463	23.5%
Electron Device Group	24,583	24,674	(0.4%)	7,789	31.7%	7,711	31.3%
Display Systems Group	19,389	21,829	(11.2%)	4,440	22.9%	4,965	22.7%
Corporate	1,187	1,602		37		213

Total	$129,465	$139,437	(7.2%)	$32,638	25.2%	$34,352	24.6%

By Geographic Area:
	Net Sales			Gross Profit
First Quarter	FY 2008	FY 2007	% Change	FY 2008	GP% of Sales	FY 2007	GP% of Sales
North America	$52,807	$60,384	(12.5%)	$14,133	26.8%	$15,552	25.8%
Asia/Pacific	38,129	39,506	(3.5%)	9,487	24.9%	9,567	24.2%
Europe	34,202	33,599	1.8%	9,253	27.1%	9,047	26.9%
Latin America	4,094	4,975	(17.7%)	1,267	30.9%	1,468	29.5%
Corporate	233	973		(1,502)		(1,282)

Total	$129,465	$139,437	(7.2%)	$32,638	25.2%	$34,352	24.6%

Note:	Europe includes net sales and gross profit to the Middle East and Africa.

 Latin America includes net sales and gross profit to Mexico.

 Corporate consists of freight, other non-specific net sales and gross profit, and customer cash discounts.

Richardson Electronics, Ltd.

Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited September 1, 2007	June 2, 2007
Assets
Current assets:
Cash and cash equivalents	$21,781	$17,436
Restricted cash	—	61,899
Receivables, less allowance of $1,601 and $1,574	97,316	105,709
Inventories	118,144	110,174
Prepaid expenses	4,547	5,129
Deferred income taxes	2,477	2,131
Current assets of discontinued operations held for sale	220	242

Total current assets	244,485	302,720

Non-current assets:
Property, plant and equipment, net	30,075	29,703
Goodwill	11,710	11,611
Other intangible assets, net	838	1,581
Non-current deferred income taxes	843	389
Assets held for sale	978	1,004
Other assets	1,831	2,058
Non-current assets of discontinued operations held for sale	5	5

Total non-current assets	46,280	46,351

Total assets	$290,765	$349,071

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$64,328	$55,530
Accrued liabilities	20,649	31,330
Current portion of long-term debt	—	65,711
Current liabilities of discontinued operations held for sale	253	2,737

Total current liabilities	85,230	155,308

Non-current liabilities:
Long-term debt, less current portion	59,883	55,683
Long-term income tax liabilities	6,954	—
Non-current liabilities	1,528	1,535

Total non-current liabilities	68,365	57,218

Total liabilities	153,595	212,526

Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 15,929 shares at September 1, 2007 and 15,920 shares at June 2, 2007	797	796
Class B common stock, convertible, $0.05 par value; issued 3,048 at September 1, 2007 and June 2, 2007	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	119,260	118,880
Common stock in treasury, at cost, 1,122 shares at September 1, 2007 and 1,179 shares at June 2, 2007	(6,651)	(6,989)
Retained earnings	20,569	21,631
Accumulated other comprehensive income	3,043	2,075

Total stockholders’ equity	137,170	136,545

Total liabilities and stockholders’ equity	$290,765	$349,071